TENAX THERAPEUTICS, INC.
101 Glen Lennox Drive, Suite 300
Chapel Hill, North Carolina 27517

 February 1, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel Crawford Division of Corporation Finance Office of Life Sciences

Re:	Acceleration Request Tenax Therapeutics, Inc. Registration Statement on Form S-1 Filed January 23, 2023, as amended on January 31, 2023 (File No. 333-269363)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tenax Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Thursday, February 2, 2023, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Lorna A. Knick (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Ms. Knick via email at lknick@wyrick.com.

Very truly yours,

TENAX THERAPEUTICS, INC.

By:	/s/ Christopher T. Giordano
Christopher T. Giordano
President and Chief Executive Officer

cc: Lorna A. Knick, Wyrick Robbins Yates & Ponton LLP